Mail Stop 3561

February 8, 2006

Ely Schless, Chief Executive Officer
Electric Moto Corporation
3165 East Main Street
Ashland, Oregon 97520

> **RE: Electric Moto Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-124012**
> **Amendment Filed: January 24, 2006**

Dear Mr. Schless:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"We have a history of operating losses . . . ."

1. Revise to update the disclosure through your latest interim financial statements.

"The limited amount of cash in our bank account could result in the cessation of our operations . . . ."

2. Indicate your amount of working capital as of the latest interim financial statement date.

Results of Operations

3. Revise to quantify the amount of increase or decrease in expense attributable to each factor noted. Please revise or advise.

Business

4. We note you deleted statements concerning your development of the iHybid drive system and Nils Wiklund's purchasing and promoting Blades in Europe. Please include this information in your prospectus or advise us why the information should not be included.

Distribution

5. We note your statement that "currently, our European customer Connec Tech has been our primary distribution agent, purchasing our products as soon as they are built . . . ." We also note the disclosure that "in September 2005 we signed an agreement with Nils Wiklund … provides that Mr. Wiklund will work with us to develop European and Australian distribution channels … we granted Mr. Wiklund the exclusive rights to our products in Europe, Australia and New Zealand." Revise to reconcile your statements regarding your European distribution channels.

Consulting Agreements

6. Revise to indicate when you retained Jeff Knepp to provide consulting services.

Principal Stockholders

7. We note you list two numbers for shares beneficially owned and two percentages in the percent of class column. Revise your beneficial ownership table to reflect the total number of shares beneficially owned and the percent of class so owned. Also indicate by footnote the amount of shares which the person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1).

Selling Shareholders

8. Revise to indicate the Jeff Knepp purchased the shares in the ordinary course of business and that at the time of purchase of the securities Jeff Knepp had no

agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution

9. In your plan of distribution, you indicate that selling securityholders may create short positions in the common shares in connection with the offering. In your response letter, please advise us that Electric Moto Corporation and the selling securityholders are aware of CF Tel. Interp. A.65.

Recent Sales if Unregistered Securities

10. We note the December 18, 2005 transaction in which the company issued 6,560,000 shares to Nils Wiklund. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form SB-2 was filed, on the sale that took place on December 18, 2005. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the share issuance, as you state in Item 26, please explain why. See Item 701(d) of Regulation S-B.

Exhibits

11. We note your revisions to the legality opinion which appear to remove counsel's opinion about the legality of the shares underlying the options. Explain why counsel has not opined on the legality of the shares underlying the options.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard Anslow, Esq.
    (732) 577-1188